Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Preliminary Prospectus Supplement dated June 10, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 June 10, 2013

Zions Bancorporation

$300,000,000 4.50% Senior Notes Due June 13, 2023

Summary of Terms for Issuance

Issuer:	Zions Bancorporation

Securities Offered:	4.50% Senior Notes due June 13, 2023 (the “Notes”)

Expected Ratings:	BBB- / BBB- / BBB (low) / BBB (S&P / Fitch / DBRS / KBRA)

Price to Public:	99.721% of principal amount

Aggregate Principal Amount:	$300,000,000

Coupon:	4.50% per annum

Trade Date:	June 10, 2013

Settlement Date:	June 13, 2013 (T+3)

Maturity Date:	June 13, 2023

Proceeds (Before Expenses) to Issuer:	$297,213,000

Interest Payment Dates:	Semi-annually on each June 13 and December 13, beginning December 13, 2013 and ending on Maturity Date.

Day Count Convention:	30/360

Benchmark Treasury:	1.750% U.S. Treasury due May 15, 2023

Spread to Benchmark Treasury:	T+232 bps

Benchmark Treasury Spot and Yield:	95-28; 2.215%

Reoffer Yield:	4.535%

Optional Redemptions:

Prior to May 11, 2023: Make-whole call at T + 35 bps;

On or after May 11, 2023: 100%

The Issuer shall provide notice of redemption to the registered holder of the Notes at least 30 but not more than 60 days prior to the redemption date.

Holders of the Notes will not have the right to require the redemption or repurchase of the Notes.

Joint Book Running Managers (Active):	Deutsche Bank Securities Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC

Joint Book Running Managers (Passive):	Macquarie Capital (USA) Inc. Zions Direct, Inc.

Minimum Denomination / Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP/ISIN:	989701 BE6 / US989701BE66

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the preliminary prospectus supplement dated June 10, 2013, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.